250 West 55th Street New York, NY 10019-9601 Telephone: 212.468.8000 Facsimile: 212.468.7900 www.mofo.com morrison & foerster llp

beijing, berlin, brussels,
denver, hong kong, london,
los angeles, new york,
northern virginia, palo alto,
san diego, san francisco, shanghai,
singapore, tokyo, washington, d.c.

May 9, 2017	Writer’s Direct Contact +1 (212) 468.8179 apinedo@mofo.com

Via E-Mail and EDGAR

Tina Chalk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobileye N.V.
Solicitation/Recommendation Statement on Schedule 14D-9
Filed on April 5, 2017
CIK No. 0001607310

Dear Ms. Chalk:

On behalf of our client, Mobileye N.V. (the “Company”), we are concurrently herewith filing Amendment No. 1 (referred to herein for ease of reference as “Amendment No. 1”) to the above-referenced Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the Securities and Exchange Commission. Amendment No. 1 incorporates the Company’s response to the Staff’s comment transmitted to us via telephone on April 27, 2017.

The Staff’s comment directed the Company to include in the Schedule 14D-9 a summary of the assumptions and limitations underlying the projections included in Item 4 of the Schedule 14D-9. Accordingly, we have revised the disclosure in Item 4 of the Schedule 14D-9 under the heading “(e) Certain Unaudited Prospective Financial Information of the Company.” The disclosure now includes additional information regarding the assumptions and limitations underlying the projections that the Company provided to Raymond James & Associates, Inc. in connection with the preparation of its fairness opinion rendered to the Company’s Board of Directors.

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May 9, 2017

Page Two

We appreciate the Staff’s time and attention to our revised submission. Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

cc:	James Tanenbaum
Liz Cohen-Yerushalmi
Ofer Maharshak